

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2019

Frank V. Saracino
Chief Financial Officer
NorthStar Healthcare Income, Inc.
590 Madison Avenue
34th Floor
New York, NY 10022

  Re: NorthStar Healthcare Income, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed March 22, 2019
    File No. 000-55190

Dear Mr. Saracino:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate and
        Commodities